CANALASKA URANIUM LTD.

MANDATE OF THE BOARD OF DIRECTORS

GENERAL

The main objective of the board of directors mandate is the responsibility for the appointment and overseeing of a competent management team for the effective running of the business affairs of CanAlaska Uranium Ltd. (the “Company”) on behalf if its shareholders.

The board will effectively carry out its professional, legal and regulatory duties by the creation and management of a system of corporate governance practices that will enable it to discharge its duties in an efficient and practical manner.

The board is responsible for creating this mandate along with its Corporate Governance Committee, which will be amended and revised from time to time as determined by the strategic direction of the Company, or as determined by any changes in legal requirements or as dictated by any governing regulatory agency.  However, the board is required to review and update this mandate annually.

The performance of the board will be evaluated in accordance with this mandate on an annual basis.

STRUCTURE FOR CORPORATE GOVERNANCE

The board has developed the following structure to efficiently manage its governing responsibilities.

By the creation of a Corporate Governance Committee, consisting of the lead director and two independent directors, the board has delegated the following responsibilities to the committee:

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Mandate of the Board of Directors

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Corporate Governance Policy

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Audit Committee Charter

It is through the implementing of these policies and guidelines that the board can exercise care, diligence and skill as well as have confidence in their ability to oversee its operations and supervise its management.

STRATEGIC PLANNING

The board is responsible to review the Company’s long-term strategic objectives and monitor the progress in reaching these goals.

The board must review and approve business plans and budgets on an annual or as needed basis and monitor the implementation of these plans.  The board must review and approve any significant strategic transactions that are not considered to be in the ordinary course of business.

The board shall review the organizational structure of the Company.

MONITORING AND ACTING

Risk Management

The board must identify and assess the principle risks inherent in its business activities and ensure that management takes all reasonable steps to implement appropriate systems to manage such risks.  The board must insure that the assets of the Company are adequately protected and there are sufficient internal checks and balances.

The identification and management of risk is an important first step in the establishment of information management systems, internal controls, internal audit, strategic planning, business planning and risk policy setting.

Internal Controls and Management Information Systems

The board is responsible for overseeing and monitoring the integrity of he Company’s internal controls and procedures, management information systems, audit procedures and its financial reporting and financial control systems.  The Board should ensure that the internal audit function is properly structured and receives an adequate amount of information regarding the companies business.

The internal audit function should provide regular and ongoing information to the audit committee an all material concerns and issues arising regarding strategic, financial, operational and administrative matters in the organization.  An annual report on the internal audit activities should be provided to the audit committee.  External assistance may be obtained, but it cannot be from the same firm that is carrying out the external audit.

The control processes include security, systems security, segregation of duties, authorizations, manpower management, management information systems, financial accounting, reporting and credit management.

Succession Planning

The board is responsible to see that succession planning for the senior management team is in place.  The succession planning will take into consideration corporate strategy and will be capable of being easily implemented in emergency conditions.  It will be an ongoing process that will develop suitable skill levels throughout the management chain to avoid major new recruitment processes each time a senior management official leaves the Company or is promoted.

The Board will determine suitable succession policies that will form the basis for the development of succession procedures and training programs.  These policies are to be re-evaluated periodically by the Board or a Board Committee.

Financial Risk Management

The board has the responsibility to ensure that the operational and financial performance of the Company is adequately reported to shareholders and regulators on a timely basis.  The financial statements are prepared in accordance with Canadian generally accepted accounting practices.

The board should review the general content of the auditors report on the financial aspects of the Company’s annual information form, management information circular, management’s discussion and analysis.

REPORTING

A Disclosure Policy is in existence to enable the Company to effectively communicate to shareholders.  The board must oversee the implementation of the policy and monitor its performance.

The Board is responsible for ensuring that the Company meets financial and other regulatory disclosure requirements in accordance with legislation and stock exchange rules.  A strong disclosure ethic will enable the Company to benefit, as it will promote a transparent and open image that shareholders and partners can trust and rely on.

LEGAL REQUIREMENTS

The board is responsible for ensuring overall compliance with legal and regulatory requirements applicable to the Company.  The board has the responsibility for the approval of management proxy circulars, the annual financial statements, any changes in by-laws, take-over bid circulars, filling the vacancies on the board or in the appointment of auditors

BOARD FUNCTIONING

The board has the responsibility to manage its own affairs including developing its own agenda and procedures.  Consider its size and identify and approve prospective nominees to the board.  Insure the comprehensive orientation of all directors.

Regularly assess the effectiveness and contribution of the Board, its committees and each board member.  Take measures to satisfy itself as to the integrity of management.  To ensure that key management are appropriately compensated to encourage the Company’s long-term success.

Choose the Chief Executive Officer (“CEO”) and approve the appointment of other senior management including but not limited to the led director and the chairman.  Monitor performance of the CEO and of senior management.  Place limits of authority delegated to senior management.

The board will review on an annual basis the Company’s Code of Ethics and monitor compliance with the code.

Establish and review its own policies and practices at least on an annual basis.

Meeting of the board will be held at least on a quarterly basis, in person, or via teleconferencing.

COMMITTEES OF THE BOARD

The board will establish committees of the board and delegate certain duties and responsibilities to such committees.  The board will oversee such committees and oversee their performance.  According to applicable regulations the board shall appoint the following standing committees annually, each composed of a majority of independent directors:

AUDIT COMMITTEE – comprised of three independent directors

CORPORATE GOVERNANCE COMMITTEE – comprised of three independent directors, the lead director and two members of the audit committee

COMPENSATION COMMITEE – comprised of 3 directors – one managing director and two audit committee members

Approved by the Board of Directors of CanAlaska Uranium Ltd. – June 23, 2008.